  EXHIBIT 99.2

INFORMATION CIRCULAR

(all information is as at April 6, 2018 unless otherwise noted)

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “we” or “us”) for use at our Annual General Meeting of Shareholders (the “Meeting”).

The Meeting is being held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada on Thursday, May 10, 2018 at 2:00p.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Meeting.

INFORMATION ABOUT VOTING

Solicitation of Proxies

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by our directors, officers and employees. All costs of this solicitation will be borne by the Company.

Completion and Voting of Proxies

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Share in the capital of the Company (each, a “Share”) held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

The persons named in the accompanying Proxy as Proxyholders are our directors or officers.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the Shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the Shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

Registered Shareholder Voting Information

You are a Registered Shareholder (a “Registered Shareholder”) if your name appears on your share certificate.

Registered Shareholders who are eligible to vote can vote their Shares either in person at the Meeting or by Proxy.

For your Shares to be voted by Proxy, you must complete, date and sign the enclosed form of Proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Investor Services (“Computershare”). Registered Shareholders are also entitled to vote their Shares through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). For internet and telephone voting, you will require your 15 digit control number found on your Proxy.

In order to be valid and acted upon at the Meeting, the forms of Proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial Shareholder Voting Information

Most shareholders of the Company are "beneficial shareholders" who are non-registered shareholders. You are a beneficial shareholder (a "Beneficial Shareholder") if you beneficially own Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the Shares registered in your own name. The following information is of significant importance to shareholders who do not hold Shares in their own name.

Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company.

Such Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

The Company does not intend to pay for intermediaries to forward to OBOs, under NI 54-101, the proxy related materials and Form 54-101F7, and in the case of an OBO, the OBO will not receive these materials unless the OBOs intermediary assumes the cost of delivery.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting. The Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company however, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Shares at the Meeting.

Revocation of Proxies

A Registered Shareholder who has submitted a Proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

If a Registered Shareholder who has given a Proxy attends the Meeting in person at which such Proxy is to be voted, such person may revoke the Proxy and vote in person. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. Upon either of such deposits, the Proxy is revoked.

If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Exercise of Discretion

If the instructions in a Proxy are certain, the Shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, and the management Proxyholders have been appointed, such Shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Our authorized share capital consists of an unlimited number of Shares without par value and an unlimited number of preferred shares which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue.

Any shareholder of record at the close of business on March 29, 2018 is entitled to vote in person or by proxy at the Meeting. As at the date hereof, we have issued and outstanding 182,390,374 fully paid and non-assessable Shares, each share carrying the right to one vote. We have no other classes of voting securities and do not have any outstanding preferred shares.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, no person or corporation beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all of our outstanding Shares other than:

Name of Shareholder	Amount of shares held	Percentage
BlackRock Investment Management (U.K.), Inc.	28,826,263 shares	15.80%
Van Eck Associates Corporation	19,648,111 shares	10.77%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

For the purpose of this paragraph, “person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; and (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form dated March 28, 2018, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means:

(a)
a director or executive officer of the Company;

(b)
a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)
the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited Financial Statements and Management Discussion & Analysis (“MD&A”) for the year ended December 31, 2017, are available upon request from the Company. They can also be found on our website at www.pretivm.com or on SEDAR at www.sedar.com.

The audited Financial Statements of the Company for the year ended December 31, 2017 and the report of the auditor thereon will be placed before the shareholders at the Meeting but no shareholder vote is required in connection with them.

Number of Directors

Management proposes that the number of directors on the Company's Board of Directors (the “Board”) be set at seven (7) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at seven (7), subject to such increases as may be permitted by the articles of the Company and the provisions of the Business Corporations Act (British Columbia).

We recommend a vote “FOR” the approval of the resolution setting the number of directors at seven (7).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at seven (7).

Election of Directors

Each director elected holds office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

At the Meeting, we will ask shareholders to vote for the election of the seven (7) nominees proposed by us as directors. Each holder of Shares will be entitled to cast their votes for or withhold their votes from the election of each director.

Director Nominees

The following provides information on the nominees proposed for election as directors, the Province/State and Country in which each is ordinarily resident and the period during which each has served as a director. The tables below detail the principal occupation of each nominee during the last five years and each nominee’s current equity ownership which consists of Shares beneficially owned, directly or indirectly, or controlled or directed as well as Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) credited to each nominee as at December 31, 2017.

Further information regarding the stock options, Restricted Share Units and Performance Share Units can be found in the Compensation portion of this Information Circular.

Also included is information relating to the nominees’ membership on committees of the Board and Board and committee meeting attendance for the year ended December 31, 2017.

During 2017, our Board held 6 regularly scheduled meetings and 1 special meeting. Special meetings may be called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation.

Management does not contemplate that any of these nominees will be unable to serve as a director.

We recommend a vote “FOR” the election of each of the nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the nominees.

ROBERT QUARTERMAIN BSc (Hons), MSc, P.Geo, DSc Non-Independent Director since October 22, 2010 British Columbia, Canada Age: 63
Background and Experience
Dr. Quartermain became our Executive Chairman on January 1, 2017.
Dr. Quartermain served as our Chairman and Chief Executive Officer from October 2010 to December 2016 and was our President from October 2010 until May 2015.
Prior to joining the Company, Dr. Quartermain was the President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 to his retirement in January 2010.

Education & Accreditations:
Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick and a Master of Science degree in mineral exploration from Queen’s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.
Dr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Areas of Expertise:
Mining Industry Experience; Exploration/Geology; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation, Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at April 6, 2018
Board	7 of 7	100%	Shares RSUs Target Requirement Meets Requirement	2,614,153 158,537 $1,500,000 Yes

JOSEPH OVSENEK P.Eng., LLB, C.Dir. Non-Independent Director since December 21, 2010 British Columbia, Canada Age: 59
Background and Experience:
Mr. Ovsenek is our President and Chief Executive Officer.
Mr. Ovsenek became our Chief Executive Officer on January 1, 2017. Mr. Ovsenek has been our President since May 2015 and was our Executive Vice President and Chief Development Officer from January 2011 to May 2015.
Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011 and Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.

Education & Accreditations:
Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989.
Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Ovsenek is also a Chartered Director (C. Dir.).

Areas of Expertise:
Mining Industry Experience; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Information Technology; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at April 6, 2018
Board	7 of 7	100%	Shares RSUs PSUs Target Requirement Meets Requirement	130,575 107,815 28,348 $1,935,000 Yes

GEORGE PASPALAS Independent Director since May 10, 2013 British Columbia, Canada Age: 55
Background and Experience:
Mr. Paspalas is our Lead Director and the Chair of our Sustainability and Technical Committee.
Mr. Paspalas has been the President and Chief Executive Officer of MAG Silver Corp. since 2013. Prior to joining MAG Silver, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013. From 2007 to 2011, Mr. Paspalas was the Chief Operating Officer of Silver Standard Resources Inc.

Education & Accreditations:
Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.
Areas of Expertise:
Mining Industry Experience; Exploration/Geology; Construction/Operations; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at April 6, 2018
Board (Lead) Compensation Committee Sustainability & Technical Committee (Chair)	7 of 7 5 of 5 5 of 5	100% 100% 100%	Shares RSUs Target Requirement Meets Requirement	28,035 21,445 $225,000 Yes

PETER BIRKEY CFA Independent Director since May 14, 2014 Minnesota, USA Age: 48
Background and Experience:
Mr. Birkey is the Chair of our Corporate Governance and Nominating Committee.
Mr. Birkey is an Investment Executive who has over twenty years of experience investing in the financial markets and advising both public and private companies.  Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations from June 2004 to October 2013.  Prior to 2004, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) responsible for their Investment Department and a Portfolio Manager for AEGON USA.

Education & Accreditations:
Mr. Birkey is a graduate with highest honors from the University of Chicago with an MBA in Finance and Marketing.  He earned his Bachelor’s degree at Coe College in Economics and Business Administration and is also a Chartered Financial Analyst.

Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at April 6, 2018
Board Audit Committee Corporate Governance & Nominating Committee	7 of 7 6 of 6 5 of 5	100% 100% 100%	Shares RSUs Target Requirement Meets Requirement	86,167 21,445 $225,000 Yes

NICOLE ADSHEAD-BELL Ph.D. Independent Director since October 1, 2015 British Columbia, Canada Age: 44
Background and Experience:
Dr. Adshead-Bell is President of Cupel Advisory Corp., which invests in the natural resources sector and provides strategic advisory services to natural resource funds and companies.
From 2012 to 2015, Dr. Adshead-Bell was Director of Mining Research at Sun Valley Gold LLC, a SEC-registered investment advisor in the precious metals sector and from 2007 to 2010, was Managing Director/Vice President, Investment Banking at Haywood Securities where she worked on multiple mining sector M&A transactions and financings.

Education & Accreditations:
Dr. Adshead-Bell has a Ph.D. in Geology, a First Class Honours Degree in Geology, and a Bachelor of Science Degree, majoring in Geology and Archaeology, all from James Cook University in North Queensland, Australia

Areas of Expertise:
Mining Industry Experience; Exploration/Geology; Construction/Operations; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance		Share Ownership as at April 6, 2018
Board Sustainability & Technical Committee Corporate Governance & Nominating Committee	7 of 7 5 of 5 5 of 5	100% 100% 100%	Shares RSUs Target Requirement Meets Requirement	21,881 21,445 $225,000 Yes

DAVID SMITH CPA, ICD.D Independent Director since May 12, 2017 British Columbia, Canada Age: 59
Background and Experience:
Mr. Smith was appointed to our Board in May 2017.
Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers.
Mr. Smith currently is a director of Nevsun Resources Ltd. and Paramount Gold Nevada Corp. and is a member of the Board of Governors of Collingwood School.

Education & Accreditations:
Mr. Smith is a Certified Public Accountant, and holds a bachelor’s degree in business administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program (ICD.D).

Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Legal/Governance; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Share Ownership as at April 6, 2018
Board Audit Committee (Chair) Compensation Committee	5 of 5(1) 4 of 4 3 of 3	100% 100% 100%	Shares RSUs Target Requirement Meets Requirement	5,900 11,467 $225,000 No(2)

(1)
Mr. Smith was appointed to the Board of Directors of the Company on May 12, 2017 and has attended all meetings since his appointment.
(2)
Mr. Smith’s required share ownership will become effective May 10, 2020.

FAHEEM TEJANI CPA, CA Proposed Director Ontario, Canada Age: 44
Background and Experience:
We are proposing that Faheem Tejani be appointed to our Board.
Mr. Tejani is currently the President of the Mortgage Company of Canada, a privately-owned investment company that primarily invests in single family residential mortgages in the Greater Toronto Area, currently with assets under management of $150 million.
Prior to joining Mortgage Company of Canada, Mr. Tejani spent 17 years at BMO Capital Markets, most recently as Managing Director, Equity Capital Markets. During his time at BMO Capital Markets he primarily focused on the Metals and Mining industry.

Education & Accreditations:
Mr. Tejani is a Chartered Professional Accountant and holds a Bachelor of Arts from the University of Western Ontario.
Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

As part of our Corporate Governance practices, the Board adopted a Majority Voting Policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholders’ meeting.

The Corporate Governance & Nominating Committee will then consider the offer of resignation and make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the Corporate Governance & Nominating Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance & Nominating Committee will be expected to recommend acceptance of the resignation except in exceptional circumstances where the consideration would warrant the applicable director continuing to serve on the Board.

The Board will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting. A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance & Nominating Committee at which the resignation is considered.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our auditor to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, have served as our auditor since October 24, 2010.

We recommend a vote “FOR” the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP.

Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

A detailed discussion of the Company’s Compensation Philosophy and executive compensation program can be found in the “Compensation Discussion & Analysis” section of this Information Circular.

Shareholders are asked to consider that disclosure as the shareholders have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders of the Company accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2018 Annual General Meeting of Shareholders.

As this is an advisory vote, it is not binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our Pay for Performance compensation model.

We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the adoption of the approval of the non-binding resolution on executive compensation.

Other Business

If other matters are properly brought up at the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Meeting.

COMPENSATION DISCUSSION & ANALYSIS

Our Compensation Philosophy is premised on the fact that our employees are key assets of the Company and in the resource industry which requires a long term view, maintaining continuity and motivating qualified and skilled executives and employees, is of strategic importance.

Based on industry standards, we have evolved in a short time from an exploration company to a gold producer.  Our Compensation Philosophy in the past was focused on budget, schedule and milestones as we developed the Brucejack Project within the permitting regime in British Columbia from an advanced exploration project to the 2,700 tonnes-per-day high grade gold underground mine (“Brucejack”).  This focus on milestones has allowed short term compensation to be aligned with the annual priorities leading to our successful commercial production in 2017, and this is reflected in the compensation for the 2017 operating year.

As we now complete ramp up at Brucejack and evolve into a mid-tier primary gold producer, our Compensation Philosophy for 2018 will be on gold production outcomes and balance sheet management all within the safe working environment at Brucejack.  With management’s ownership of approximately 2% of the Company, our strategic focus is on the long term value proposition of our business with our interests aligned with those of fellow shareholders.

Compensation Governance

Our Compensation Committee is comprised of three independent directors within the meaning of NI 52-110: C. Noel Dunn (Chair), Ross A. Mitchell (retired in May 2017), George Paspalas and David Smith (appointed in May 2017).

Each member of the Compensation Committee has the necessary experience to enable him to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.

In May, 2015, George Paspalas took over as Lead Director and Chair of the Compensation and Corporate Governance Committee. With the production decision by the Company in 2015, increased personnel and increased complexity in transitioning to a gold producing company, in December 2015, the Board decided to establish a separate Corporate Governance Committee (see “Corporate Governance Disclosure”) and a separate Compensation Committee. The Corporate Governance and Compensation Committee was chaired to the end of 2015 by Mr. Paspalas and Mr. Dunn was subsequently appointed as Chair of the Compensation Committee.

In the support of the fulfillment of their role, the Compensation Committee engages and receives input from an independent compensation advisor, Lane Caputo Compensation Inc. (“Lane Caputo”). Lane Caputo was retained in 2017 to assess the Company’s approach to Named Executive Officer (“NEO”) and director compensation and provide a review of the compensation arrangements for the Company’s NEOs and independent directors and recommend changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices.

Executive Compensation Related Fees

During 2017, total fees of $37,082 ($44,265 in 2016) related to the determination of compensation for the Company’s NEOs and Directors were billed by Lane Caputo. There were no other fees billed for other services provided by Lane Caputo that are not reported under executive compensation-related fees.

The Compensation Committee considers Lane Caputo’s recommendations and advice when making recommendations to the Board for approval. At the Compensation Committee’s annual meeting held on December 12, 2017, Lane Caputo prepared an extensive review of current compensation practices of the Company’s peer group so that salary and total awards were informed by current data and align with the Compensation Committee’s objectives of target median salary levels for our NEOs and the 75th percentile for Total Compensation for our 2017 operations.

Risks Associated with Compensation Practices

Incentive compensation is generally paid in relation to milestones regarding the advancement of our projects which are subject to considerable external review and assessment. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Board’s oversight of our Strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks. As Short Term Incentive (“STI”) awards are determined at the discretion of the Board, the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while our Long Term Incentive (“LTIP”) awards serve to align our Executives with our shareholders’ interest in our growth.

Our Compensation Committee (a) reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and (b) has not identified any risks arising from our compensation policies and practices that could encourage an NEO or other employee to take inappropriate or excessive risks. Key risk-mitigating features in our compensation structure include:

a)
An independent Compensation Advisor

The Compensation Committee is satisfied that Lane Caputo is independent and possesses the appropriate expertise to advise the Compensation Committee on matters within its mandate. The Compensation Committee must pre-approve other services Lane Caputo may provide to the Company at the request of management.

b)
An annual review of compensation programs

We conduct an annual review of our compensation strategy, including our Compensation Philosophy and program design in consideration of current business requirements, market practice, and best practices in pay governance.

c)
Both Corporate and Individual Performance Objectives

The corporate and individual performance objectives established each year are aligned with the Company’s priorities for that year and are stress-tested to ensure payouts will be reasonable within the context of performance outcomes. Production and cost objectives are linked to further align management’s interests with shareholders and prevent inappropriate risk-taking.

d)
Both fixed and variable compensation

A significant portion of total direct compensation is delivered through variable compensation, providing a strong pay-for-performance link with a competitive ‘‘base’’ level of compensation through salary.

e)
Both short-term and long-term incentives

Executive compensation is spread between short-term cash incentives and long-term incentive awards (stock options, Restricted Share Units (“RSUs”) and Performance Share Units (”PSUs”)) to mitigate the risk of overemphasis on short-term goals at the expense of long-term, sustainable performance.

f)
Capped short-term incentive payments

The performance measures contained within the annual short-term incentive award have a maximum payout cap of 150% of target, limiting our potential cash outflows.

g)
The application of discretion

The Compensation Committee and the Board retain discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company and to increase or decrease payout levels based on an overall assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and flexibility to make reasonable exceptions when necessary.

h)
Share Ownership Requirements

We have a Share Ownership Policy to ensure that our NEOs experience similar impact on the value of their personal holdings of our Shares to that of our shareholders.

Under our Share Ownership Policy, our Executive Chairman and our Chief Executive Officer (“CEO”) are each required to own Shares equal to three times the gross amount of his annual base salary. Our Chief Financial Officer (“CFO”) and other NEOs are each required to own Shares equal to two times the gross amount of their annual base salary.

The table below reflects the shareholding requirements imposed on each NEO and the extent to which each has achieved such shareholding requirement:

NEO	Salary	Ownership Multiple	Ownership Requirement	Current Ownership(1)	Compliance
Executive Chairman	$500,000	3x	$1,500,000	$39,081,163	Y
President & CEO	$645,000	3x	$1,935,000	$3,256,946	Y
Executive Vice President & CFO	$425,000	2x	$850,000	$1,580,938	Y
Chief Exploration Officer (“CExO”)	$370,000	2x	$740,000	$6,712,416	Y
Executive Vice President, Corporate Affairs & Sustainability	$300,000	2x	$600,000	$1,145,151	Y

(1)
Current Ownership includes Shares, RSUs and PSUs.

Ownership Values are calculated as of the effective date of the Share Ownership Policy (April 7, 2017) for Shares held prior to the implementation of the Share Ownership Policy or, for Shares acquired after April 7, 2017, the acquisition cost of such Shares. The value of the RSUs and PSUs is based on the RSU/PSU grant date value.

Insofar as our NEOs have until 2020 to meet their shareholding requirements, all NEOs have achieved their requisite shareholdings. Each NEO is required to maintain their minimum ownership level throughout his or her term as a NEO.

i)
An Anti-hedging Policy

We have an anti-hedging policy that prevents our NEOs and non-executive directors from purchasing financial instruments designed to hedge or offset any decrease in market value of our Shares or any of our other securities. As such, no NEO or independent director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or independent director.

j)
An Executive Compensation Claw-back Policy

We have a Claw-back Policy to ensure that if an officer of the Company has engaged in fraud, theft, embezzlement, serious misconduct or negligence, irrespective of whether there was a material restatement of previously issued financial statements, the Board may seek recovery from such officer of:

(a)
the portion of the performance-based compensation awarded to the officer during the 24 months preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”) that is greater than the compensation that would have been awarded had the compensation been based on the restated financial result;

(b)
cancel any unvested equity compensation or claw-back any vested equity compensation or other incentive awards awarded to the officer during the 24 months preceding the Restatement Date and require the officer to repay the after tax amount of any gain on the exercise of options or settlement of other equity compensation which were exercised or settled within the 12 months from the end of the financial period that was the subject of financial restatement.

Strategy & Approach to Compensation

Our employees are a key asset and our principal source of competitive advantage. Our success depends upon attracting and retaining a group of highly qualified and motivated executives and employees dedicated to our success and strong long-term performance. The mining industry is a competitive labour market and achieving the appropriate compensation arrangements across all levels of our employee structure is critical to our success.

The main objective of our Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of our executives and independent directors. The objective of our Executive compensation package is:

a) to attract and retain high quality employees with the requisite skill set;

b) encourage and motivate outstanding performance and contributions;

c) link compensation with short and long-term performance results; and

d) achieve alignment of our executive team with shareholder interests.

Benchmarking

A core tenet of our Compensation Philosophy is to provide comparative compensation in support of attraction and motivation of high caliber executives. Our objective is to establish compensation levels that are fair and reasonable, based on peer-company benchmarking, but offering significant incentive for above average performance.

In determining an appropriate group of comparator mining companies, the Compensation Committee, in consultation with Lane Caputo, considered the following factors: gold/silver development companies, companies commencing production with 200,000 to 700,000 gold equivalent ounces of annual production and companies with a comparative market capitalization of approximately $150M - $3.0B. We review these companies annually to ensure the peer group is comparative. The same group is used to benchmark our independent director compensation.

Comparative data for the following 18 peer companies (our “Peer Companies”), increased from 15 in 2016, was evaluated after being accumulated from a number of external sources:

Alacer Gold Corp.	Eldorado Gold Corp.	Premier Gold Mines Ltd.
Alamos Gold Inc.	Guyana Goldfields Inc.	SSR Mining Inc.
Asanko Gold Inc.	Kirkland Lake Gold Ltd.	Tahoe Resources Inc.
B2Gold Corp.	Klondex Mines Ltd.	Teranga Gold Corp.
Centamin plc	New Gold Inc.	TMAC Resources Inc.
Detour Gold Corp.	OceanaGold Corp.	Torex Gold Resources Inc.

We selected these 18 producing precious metal companies as our Peer Companies on the basis that they are the direct competitors for the individuals we require to build our Company into a significant precious metals producer. Comparative data was used for the purposes of considering the competitiveness of our 2017 Executive compensation.

With respect to benchmarking and targeting of compensation for our NEOs, salary is targeted at the median salary paid to the corresponding NEO of our Peer Companies and overall compensation will be targeted above the median, when above average performance is achieved in our Corporate Objectives as defined below.

In 2017 with our successful achievement of Commercial Production in July 2017 and achieving positive working capital in H2 of 2017, the Compensation Committee targeted Total Compensation of our Peer Group at the 75th percentile for our NEOs. This targeted outcome is reflected in the Discretionary component of Short Term Incentives and the Multipliers in the Long Term Incentives.

Executive Compensation

There are three basic components to our Executive compensation arrangement: base salary, STI and LTIP. In some cases, there may be additional incremental non-cash compensation.

The Compensation Committee is cognitive to focus each of the three compensation components on specific areas that acknowledge both the short term objectives of the Company and the longer term risk so that incentives align with shareholders through Total Shareholder Returns (“TSR”). In this way, the compensation metrics are separate and do not provide for any duplication of compensation awards.

1. Base Salary

Base salary is reviewed annually and is considered in the context of total compensation, to be managed within a prescribed range for each executive position. This allows salaries to reflect employee qualifications, competencies and performance and allows flexibility in recruitment and retention and ensures our market competitiveness.

The Compensation Committee reviewed our 2017 Executive salaries in the context of a market analysis of our Peer Companies undertaken by Lane Caputo; our Executive salaries are targeted at the median (50th percentile) of our Peer Companies.

2. Short Term Incentive Awards (“STIs”)

The objective of our STIs is to reward our Executives for the achievement of our annual Corporate Objectives as well as their personal objectives. Our Executives earn an annual award based on Corporate and Individual performance factors. These ratios may be adjusted by the Compensation Committee depending on the level of corporate or individual focus.

Executive Performance Factors 2017
Position	Corporate	Individual
Executive Chairman	100%	0%
President & CEO	100%	0%
CFO	70%	30%
Other NEOs	60%	40%

Annual Incentives are then calculated:

Corporate Incentive Pay:
Salary	x	Corporate Performance Weighting	x	Achieved Corporate Performance Multiplier

Individual Incentive Pay:
Salary	x	Individual Performance Weighting	x	Achieved Individual Performance Multiplier

Total Incentive Pay = Corporate Incentive Pay + Individual Incentive Pay

For 2017, our Corporate Performance Weighting against our annual Corporate Objectives was 125%.

2017 Corporate Objectives

Our Executive compensation is modelled on performance-based awards. Accordingly, we have established and formalized corporate objective targets for our Executives (our “Corporate Objectives”).

In 2017, our main focus was on the completion of construction and the start of commercial production at Brucejack, complimented by our continuous focus on site safety, environment and social issues. Our 2017 Corporate Objectives had commissioning, commercial production and actual production targets as their main tenement which evolved from the objectives of 2016 which had a focus on construction schedule and budget.

Our achievement of nameplate commercial production faster than the industry standard of 8-10 quarters supports our short-term and long-term objectives of positive cash flow and reducing future shareholder dilution.

2017 Corporate Objectives

Multiplier	%	0.50	0.75	1.0	1.25	1.50
Corporate/Operational (60%)
Commissioning	20	August 31, 2017	July 31, 2017	June 30, 2017	May 15, 2017	March 31, 2017
Production (ounces)	10	197,000	213,000	229,000	245,000	261,000
Budget (1)	10	+10%	+5%	92%	-5%	-10%
Commercial Production	20	December 31/17	November 30/17	October 31/17	September 30/17	August 31/17
Social, Environmental & Safety (40%)
SafetyLTI’s/ 200,000 man-hours	13.5	1.5	1.0	0.75	0.70	0.60
Environmental	13.25	Two material non-compliance	One material non-compliance	Material Compliance (2)	No environmental citations	Public Recognition or New Environmental Initiative (3)
Discretionary	13.25

(1)
Board approved Budget for 2017 as modified by February 2017 Forecast to Complete Brucejack construction estimated to be US$811.1 million.
(2)
A material non-compliant event is a cease work order.
(3)
Public Recognition will be a write-up in a widely circulated on-line or printed publication relating to environmental achievement(s) for an aspect of Brucejack or public recognition of environmental achievement(s) by a Government Official. New Environmental Initiative will be one or more initiatives focused on reducing our environmental impact. The determination of whether the initiative(s) satisfy the objective will be at the discretion of the Compensation Committee.

2017 Corporate Objectives Achievement

The following table details what was achieved in 2017 in respect to our 2017 Corporate Objectives:

Multiplier	%	0.50	0.75	1.0	1.25	1.50	Achievement	Multiplier	WxM
Corporate/Operational (60%)
Commissioning	20	August 31, 2017	July 31, 2017	June 30, 2017	May 15, 2017	March 31, 2017	Commenced April 2017	1.25	0.25
Production (ounces)	10	197,000	213,000	229,000	245,000	261,000	152,484 ounces	0	0.00
Budget (1)	10	+10%	+5%	92%	-5%	-10%	6.89% over approved Budget	0.66	0.06
Commercial Production	20	December 31/17	November 30/17	October 31/17	September 30/17	August 31/17	Achieved July 1, 2017	1.50	0.30
Social, Environmental & Safety (40%)
SafetyLTI’s/ 200,000 man-hours	13.5	1.5	1.0	0.75	0.70	0.60	0.89 LTIs/200,000 hours	0.86	0.12
Environmental	13.25	Two material non-compliance	One material non-compliance	Material Compliance (2)	No environmental citations	Public Recognition or New Environmental Initiative (3)	No environmental citations	1.25	0.17
Discretionary	13.25						Commercial Production Free cash flow in H2		0.35
Total	100								1.25

(1)
Board approved Budget for 2017 as modified by February 2017 Forecast to Complete Brucejack construction estimated to be US$811.1 million.
(2)
A material non-compliant event is a cease work order.
(3)
Public Recognition will be a write-up in a widely circulated on-line or printed publication relating to environmental achievement(s) for an aspect of Brucejack or public recognition of environmental achievement(s) by a Government Official. New Environmental Initiative will be one or more initiatives focused on reducing our environmental impact. The determination of whether the initiative(s) satisfy the objective will be at the discretion of the Compensation Committee.

We were successful in completing construction and underground development in 2017. Wet commissioning commenced in April, 2017 and the first ore was through the mill on May 12, 2017 resulting in a multiplier of 1.25. Commencement of Commercial Production was achieved on July 1, 2017 resulting in a multiplier of 1.50.

Due to delayed ramp up, we did not hit our target production ounces and produced a total of 152,484 ounces of gold during the first six months of production ramp-up. We exceeded our US$811.1 million budget by 6.89% resulting in a multiplier of 0.66.

Other components of our 2017 Corporate Objectives achieved multipliers ranging from 0.86 (Safety LTIs/200,000 man-hours) to 1.25 (Environmental).

In reviewing the Discretionary component of our 2017 Corporate Objectives, the Compensation Committee considered a number of milestones in 2017, the least of which was achieving commercial production and positive working capital in H2.

The Company completed a successful US$100 million convertible debenture financing in February 2017, strengthening the Company balance sheet and avoiding further shareholder dilution. The Company also benefited from a positive relationship with its First Nation partners and employees and the many communities that it engages with in Northern British Columbia that provide employees, services and support to Brucejack. In addition, the Company's share price outperformed our Peer Companies in 2017 on an annual and 3 year basis and this was also taken into consideration.

For 2016, the STI compensation multiplier achieved was 1.23 with a Discretionary component of 0.23. With the success of Brucejack in 2017, the Compensation Committee determined that the overall achievements of the Company in 2017 was equal to or in fact surpassed the accomplishments of 2016 and set the Discretionary Component at 0.35 bringing the Short Term Salary Multiplier to 1.25, consistent to the STI Awards made in 2016 and recognizing that Total Awards would target the 75th percentile of our Peer Group.

The result was a 1.25 multiplier to be used for achievement of our Corporate Objectives.

2017 Personal Objectives

For 2017, Annual Personal Incentives ranged from 75% to 87.5% of salary:

Position	Corporate Performance Weighting
CFO	87.5%
Chief Exploration Officer (“CExO”)	75%
VP Corporate	75%

The respective personal objectives weighting for each of our Executives and their achieved multiplier are set out below along with the respective contribution from the achievement of the 2017 Corporate Objectives and total multiplier achieved for the specific calculation of Short-Term Incentive Awards for 2017.

Achieved Salary multipliers for STI for Individual NEOs

	Corporate			Individual
NEO	Weight	Multiplier	W x M	Weight	Multiplier	W x M	Total Achieved
Executive Chairman	100%	1.25	125	-	-	-	125%
President & CEO	100%	1.25	125	-	-	-	125%
CFO	70%	1.25	87.5	30%	1.50	45	132.5%
CExO	60%	1.25	75	40%	1.42	56.7	131.7%
VP Corporate	60%	1.25	75	40%	1.50	60	135%

3. Long-term incentive Awards (“LTIP”)

Our LTIP awards program consists of the grant of (a) Stock Options to purchase Shares under our Stock Option Plan (“Options”) and (b) the grant of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).

To continue to refine our LTIP to align with shareholders’ interests, the Company is moving LTIP from RSUs to PSUs. This transition will be phased over 3 years such that in 2017, 2018 and 2019, plan participants will receive 50% of the value of their LTIP in stock options and 25% each in RSUs vesting over 3 years and PSUs cliff vesting after 3 years and which are vested based on the Total Shareholder Return (“TSR”) of the Company benchmarked to its peer group on the S&P/TSX Composite Index/GDXJ. We believe through these incentive components, our Executives and employees are able to participate in the success of the Company and their interests are aligned with those of our Shareholders.

Our LTIP program provides a framework for the Board regarding the granting of Options, RSUs and PSUs. PSUs are limited to the key management positions that have the responsibility for influencing our policy, strategy, long term performance and associated outcomes. While previous grants may be taken into account when considering new grants, our granting of stock options, RSUs and PSUs has been based on review of peer performance data by our Compensation Committee in consultation with Lane Caputo. The Compensation Committee makes recommendations to the Board with respect to grants to be given to each participant.

(a)
Options: Options are used to align our Executive and other key employee interests with those of our shareholders by providing an incentive to achieve our long term superior performance objectives. The Board has established a vesting schedule focused on the retention of our NEOs and other employees. Options vest over a three year period, with one-third vesting on each of the first, second and third anniversary of the grant date.

(b)
RSUs & PSUs: In 2014, the Board approved a restricted share unit plan (the “2014 RSU Plan”) for directors, executive officers and other employees in order to promote greater alignment of interests between the directors, executive officers, employees and shareholders. The 2014 RSU Plan provided contingent future compensation based on our Share price performance and is payable only in cash.

Under the 2014 RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested 2014 RSUs in the participant’s 2014 RSU account, multiplied by the fair market value of a Share on the vesting date. Unless otherwise specified in a designated participant’s grant agreement, one-third of the 2014 RSUs granted to a participant will vest on each of the first, second and third anniversary of the grant date.

In December, 2015, the Company adopted the 2015 Restricted Share Unit Plan (“2015 RSU Plan”), which was subsequently approved by our Shareholders at our Annual General Meeting on May 12, 2016. Under the 2015 RSU Plan, each vested RSU/PSU represents the right to receive a cash payment or its equivalent in fully-paid Shares equal to the fair market value of the Shares as at the vesting date.

Further information on our Options, RSUs and PSUs can be found under “Equity Compensation Plans” at page 37. Both the 2014 RSU Plan and the 2015 RSU Plan are administered by the Compensation Committee, which has the authority to determine the eligible participants to whom RSUs and PSUs may be granted and the number of RSUs and PSUs to be granted to plan participants.

For our LTIP in 2017, performance factors were applied to base salary to determine the target amount. Long term incentive was targeted at higher levels in comparison with our Peer Companies reflecting the performance of the Company in providing return to our shareholders. Upon calculation of a target amount, this was then split equally between Options and RSUs/PSUs, save for that of our Executive Chairman whose LTIP is calculated as a percentage of the CEO’s LTIP and is awarded only in RSUs.

LTIP was calculated by Base Salary x Target % (which ranged from 120% - 280% for our NEOs) to achieve Total Compensation of approximately 75% of our Peer Group:

Position	Base Salary ($,000)	Target %	Total LTIP Award ($,000)	Share Option Value ($,000)	RSU Value ($,000)	PSU Value ($,000)
Robert Quartermain, Executive Chairman(1)	500	-	1,149	-	1,149	-
Joseph Ovsenek, President & CEO	645	280	1,483	742	371	371
Tom Yip, CFO	425	185	754	377	189	189
Ken McNaughton, VP Exploration	370	120	335	168	84	84
Michelle Romero, VP Corporate	300	120	505	253	126	126

(1)
Pursuant to Dr. Quartermain’s employment agreement, his base salary, STI and LTIP are fixed as a percentage of the incentives granted to the CEO over the 3 year term.

4. Incremental Non-cash Compensation

In addition to the Executive compensation arrangement outlined above, all of our employees are eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites. We review these benefits for competitiveness as we continue to grow.

Performance Graph

Based on an initial investment of $100 in our Shares on December 31, and a $100 investment in the S&P/TSX Composite Index (with dividend reinvestment), the following tables provide a comparison of total returns for the 3 and 5 year periods ended December 31, 2017:

Three year Comparison
December 2014 – December 2017

	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Pretivm Shares	$100.00	$103.73	$165.72	$213.71
S&P/TSX Composite Index Total Return	$100.00	$91.68	$110.97	$121.04
S&P/TSX Global Gold Index	$100.00	$89.87	$135.67	$137.50

Five year Comparison
December 2012 – December 2017

	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17
Pretivm Shares	$100.00	$41.80	$51.18	$53.09	$84.82	$109.38
S&P/TSX Composite Index Total Return	$100.00	$112.96	$124.86	$114.47	$138.56	$151.13
S&P/TSX Global Gold Index	$100.00	$52.58	$49.58	$44.56	$67.27	$68.18

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers, with the specific goal of advancing Brucejack to be a low-cost intermediate gold mine. Since our Initial Public Offering (“IPO”), we have advanced Brucejack from exploration through engineering, permitting, and commercial production in 6 years – a significant achievement compared to the industry norms.

During the period from our IPO to September 2013, the cumulative total shareholder return on our Shares exceeded that of the total shareholder return of the S&P/TSX Composite Total Return Index (the “Index”). During that period, our executive compensation remained substantially constant. During the fourth quarter of 2013, however, our share price declined reducing the cumulative total shareholder return on our Shares below that of the Index. As a result, for the year ended December 31, 2013, our CEO did not receive any short term incentive compensation while compensation to our other NEO’s remained substantially constant.

Though 2014 continued to be a challenging year for gold and gold equities, the cumulative total shareholder return on our Shares increased, but remained below that of the Index. During 2014, our NEOs were granted the first increases in Base Salary since our IPO, with other compensation remaining substantially constant. In 2015, we, like other companies, continued to be influenced in part by low metal prices that had been in decline for 4 years and the lowest in 6 years. In 2016 with the continued de-risking of Brucejack and an increase in gold price, we outperformed the S&P/TSX Composite Index with our share price increasing 60% over the year. In 2017, achieving commercial production, we further outperformed the S&P/TSX Composite with our share price increasing 29% over the year.

Our Compensation Committee has historically not set ‘share price targets’, given numerous uncontrollable factors that can affect share price during exploration and development, however, the Compensation Committee and the other Board members review our share price performance against peer performance and against various market indices (see “Performance Graph”) in approving compensation recommendations. Other factors considered in determining annual bonuses are the success of the NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals.

During 2014, our approach to executive compensation transitioned from that of an exploration company to a pre-development company and that continued in 2015. While our focus was on the exploration of Brucejack, our executive compensation was primarily salary and option-based. As part of our strategy in 2015, we re-evaluated our approach to executive compensation and performance-based incentives were added, such as the RSU Plan, the ultimate value of which received is directly related to share price performance.

In 2016, our compensation awards further evolved to become more performance-based and Corporate Objective targets were established for our NEOs, with a focus on the construction timeline, budget, safety and the environment at Brucejack. These target objectives contributed to the STI compensation component for the NEOs as discussed above.

In 2017, our compensation structure was enhanced based on industry best practices and advice from Lane Caputo. LTIP was made up of 50% Options, 25% RSUs and 25% PSUs which have a performance component and will be awarded based on our relative TSR over a 3 year period and benchmarked against our Peer Companies performance.

For 2018, our compensation structure will be further refined based on industry best practices and advice from Lane Caputo. We feel that our executive compensation policy is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

NAMED EXECUTIVE OFFICER COMPENSATION

Statement of Executive Compensation

For the year ended December 31, 2017, we had five NEOs:

(a)
Robert Quartermain, our Executive Chairman;

(b)
Joseph Ovsenek, our President and CEO;

(c)
Tom Yip, our Executive Vice President (“EVP”) and Chief Financial officer (“CFO”);

(d)
Ken McNaughton, our Vice President and Chief Exploration Officer; and

(e)
Michelle Romero, our EVP, Corporate Affairs & Sustainability.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for the last three fiscal years.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share based awards ($)(1)	Option-based awards ($)(2)	Annual incentive plans(3)	Long-term incentive plans	All other compensation ($)(4)	Total compensation ($)
Robert Quartermain(5)(10)	2017	500,000	1,149,470	Nil	781,250	Nil	20,041	2,450,761
Executive Chairman	2016	550,000	662,491	662,500(8)	845,000	n/a	16,434	2,736,425
	2015	500,000	477,390	1,424,960(9)	800,000	n/a	16,109	3,218,459
Joseph Ovsenek(5)	2017	645,000	370,792	741,596(6)	1,007,800	370,792	22,387	3,158,367
President & CEO	2016	450,000	472,498	472,500(7)	867,000	n/a	20,506	2,282,504
	2015	425,000	477,390	1,088,030(8)	500,000	n/a	18,475	2,508,895
Tom Yip	2017	425,000	188,574	377,146(6)	490,700	188,574	69,786	1,739,781
EVP & CFO	2016	375,000	322,998	323,000(7)	484,000	n/a	64,419	1,569,417
	2015	350,000	238,695	1,737,819(8)(9)	300,000	n/a	53,177	2,673,691
Ken McNaughton	2017	370,000	83,974	167,943(6)	414,100	83,974	24,590	1,144,580
Chief Exploration Officer	2016	350,000	200,993	201,000(7)	357,000	n/a	22,862	1,131,855
	2015	350,000	190,956	736,940(8)	300,000	n/a	20,290	1,598,186
Michelle Romero	2017	300,000	126,418	252,845(6)	344,300	126,418	19,742	1,169,724
EVP Corporate Affairs & Sustainability	2016	250,000	145,993	146,000(7)	268,000	n/a	16,420	826,413
	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1)
For share-based awards, the fair value is based on the average of the market price of our Shares for the 5 days preceding the grant date. The grant date fair value of share based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(2)
For option-based awards, the fair value is calculated using the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS accounting requirements and was determined using various assumptions including share price volatility on the grant date taking into account the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.
(3)
Annual cash bonus paid to each NEO.
(4)
This amount includes the Company’s contribution to a registered retirement savings plan made on behalf of the NEO in which the NEO’s contribution may be matched up to a maximum of 4% of their annual salary, as well as additional perquisites such as health and wellness benefits, life insurance and housing.
(5)
Dr. Quartermain and Mr. Ovsenek do not receive compensation for their services as directors of the Company.
(6)
On December 12, 2017, the Company awarded stock options to the NEOs at a per share exercise price of $12.97, expiring on December 12, 2022. These options have a grant date fair value of $7.05 each, calculated using the Black-Sholes option pricing model with a per share exercise price of $12.97, expected life of 5 years and volatility of 63.8%.
(7)
On December 14, 2016, the Company awarded stock options to the NEOs at a per share exercise price of $9.73, expiring on December 14, 2021. These options have a grant date fair value of $5.17 each, calculated using the Black-Sholes option pricing model with a per share exercise price of $9.73, expected life of 5 years and volatility of 63.2%.
(8)
On January 20, 2015, the Company awarded stock options to the NEOs at a per share exercise price of $8.72, expiring on January 20, 2020. These options have a grant date fair value of $5.03 each, calculated using the Black-Sholes option pricing model with a per share exercise price of $8.72, expected life of 5 years and volatility of 66.9%. On December 8, 2015, the Company awarded stock options to the NEOs at a per share exercise price of $7.29, expiring on December 8, 2020. These options have a grant date fair value of $3.90 each, calculated using the Black-Sholes option pricing model with a per share exercise price of $7.29, expected life of 5 years and volatility of 63.6%.
(9)
On March 3, 2015, the Company awarded stock options to Mr. Yip at a per share exercise price of $6.96, expiring on March 3, 2020. These options have a grant date fair value of $4.01 each, calculated using the Black-Sholes option pricing model with a per share exercise price of $6.96, expected life of 5 years and volatility of 66.4%.
(10)
In addition to his annual compensation, Dr. Quartermain has a retirement allowance of $6 million, starting in January 2020, which will be paid out over 3 years. Please see “Employment Agreements” below.

Pension Plan Benefits

We do not have a defined benefit, defined contribution or deferred compensation pension plan.

Incentive Plan Awards - Outstanding Option Based and Share-Based Awards

The following table sets out all Option-Based and Share-Based Awards outstanding for each NEO as at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option Expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Quartermain	296,800	13.70	02/06/18	189,952	50,000(3)	720,700	Nil
	200,000	5.85	12/17/18	1,698,000	41,316(4)	595,529
	167,000	8.72	01/20/20	938,540	87,880(5)	1,266,702
	150,000	7.29	12/08/20	1,057,500
	128,143	9.73	12/14/21	590,739
Joseph Ovsenek	196,900	13.70	02/06/18	126,016	50,000(3)	720,700	Nil
	200,000	5.85	12/17/18	1,698,000	29,467(4)	424,737
	100,000	8.72	01/20/20	562,000	28,348(5)	408,608
	150,000	7.29	12/08/20	1,057,500	28,348(6)	408,608
	91,392	9.73	12/14/21	421,317
	105,254	12.97	12/12/22	144,198
Tom Yip	30,000	13.70	02/06/18	19,200	25,000(3)	360,350	Nil
	40,000	5.85	12/17/18	339,600	20,144(4)	290,356
	40,000	8.72	01/20/20	224,800	14,417(5)	207,807
	310,000	6.96	03/03/20	2,287,800	14,417(6)	207,807
	75,000	7.29	12/08/20	528,750
	62,475	9.73	12/14/21	288,010
	53,528	12.97	12/12/22	73,333
Ken McNaughton	196,800	13.70	02/06/18	125,952	20,000(3)	288,280	Nil
	200,000	5.85	12/17/18	1,698,000	12,535(4)	180,679
	100,000	8.72	01/20/20	562,000	6,420(5)	92,538
	60,000	7.29	12/08/20	423,000	6,420(6)	92,538
	38,878	9.73	12/14/21	179,228
	23,836	12.97	12/12/22	32,655
Michelle Romero	60,000	13.70	02/06/18	38,400	10,000(3)	144,140	Nil
	40,000	8.38	08/01/18	238,400	9,105(4)	131,239
	60,000	5.85	12/17/18	509,400	9,665(5)	139,311
	30,000	6.55	10/15/19	233,700	9,665(6)	139,311
	30,000	8.72	01/20/20	168,600
	30,000	7.29	12/08/20	211,500
	28,239	9.73	12/14/21	130,182
	35,886	12.97	12/12/22	49,164

(1)
Calculated based on the difference between the market price of our shares on the TSX on December 31, 2017 ($14.34) and the exercise price of the option.
(2)
The market or payout value of the RSUs that have not vested as at December 31, 2017 is $14.41 per RSU.
(3)
RSUs granted under our 2015 RSU Plan in December 2015
(4)
RSUs granted under our 2015 RSU Plan in December 2016.
(5)
RSUs granted under our 2015 RSU Plan in December 2017.
(6)
PSUs granted under our 2015 RSU Plan in December 2017.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of Incentive Plan Awards vested or earned by our NEOs during the year ended December 31, 2017.

Name	Option-based awards Value vested during the year ($)(1)	Share-based awardsValue vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Quartermain	382,160	1,259,076	Nil
Joseph Ovsenek	329,880	1,051,328	Nil
Tom Yip	188,810	463,632	Nil
Ken McNaughton	135,251	542,454	Nil
Michelle Romero	80,141	250,831	Nil

(1)
This is the aggregate dollar value that would have been realized if the options had been exercised on their vesting date and assuming the NEO had the entire vested amount available for exercise.

Employment, Termination and Change of Control Benefits

Employment Agreements

We have entered into employment agreements with each of our NEOs. In 2017, each of our NEOs compensation was comprised of a base salary, benefits, an annual performance bonus based on our annual Corporate Objectives (STI) and a long-term incentive award (LTIP). Each of our NEOs employment agreements contain confidentiality provisions of indefinite application. As well, each of the NEOs have agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he or she wishes to terminate their employment.

Robert A. Quartermain, Executive Chairman: We entered into an employment agreement on January 1, 2017 with Dr. Quartermain whereby Dr. Quartermain will serve as our Executive Chairman for a period of three years expiring December 31, 2019 (the “Executive Term”) after which Dr. Quartermain’s employment will cease and he will serve as Chairman of the Board until at least December 31, 2022, subject to his continued election by the shareholders of the Company. Under the terms of Dr. Quartermain’s Employment Agreement, he will receive a base salary, benefits, an annual performance bonus based on the annual Corporate Objectives set by the Compensation Committee of the Board and a long-term incentive award. A retirement allowance of $6,000,000 will be paid to Dr. Quartermain over three years commencing January 1, 2020 following the expiration of the Executive Term. The terms of Dr. Quartermain’s Employment Agreement were determined through negotiation between Dr. Quartermain and the Compensation Committee, with advice from legal counsel, and based on industry standards.

Joseph Ovsenek, President & CEO: We entered into an employment agreement with Mr. Ovsenek in January 2011, as amended and restated in September 2012, which was determined through negotiation between Mr. Ovsenek and Dr. Quartermain and discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel and based on industry standards.

Tom Yip, Executive Vice President & CFO: We entered into an employment agreement with Mr. Yip in January, 2015 whereby Mr. Yip agreed to serve as Vice President and our CFO. The terms of Mr. Yip’s Employment Agreement were determined through negotiation between Mr. Yip and Mr. Ovsenek and discussed with and approved by the former Compensation and Corporate Governance Committee and the Board, with advice from legal counsel and based on industry standards.

Ken McNaughton, Vice President & Chief Exploration Officer: We entered into an employment agreement with Mr. McNaughton in January 2011, as amended and restated in September 2012, which was determined through negotiation between Mr. McNaughton and Dr. Quartermain and discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel and based on industry standards.

Michelle Romero, Executive Vice President, Corporate Affairs & Sustainability: We entered into an employment agreement with Ms. Romero in February, 2011, the terms of which were determined through negotiation between Ms. Romero and Dr. Quartermain and discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel and based on industry standards.

Termination and Change of Control Benefits

Termination without Cause

Upon termination without cause, all of our NEOs, save for Dr. Quartermain, would be entitled to receive twenty-four months of his or her base salary, twice the average annual performance bonus calculated in accordance with their employment agreement in the 3 years immediately preceding termination. Upon termination without cause, all unvested stock options granted pursuant to the Stock Option Plan would immediately vest (the “Separation Package”). RSUs and PSUs granted under the 2015 RSU Plan would terminate unvested. If such termination occurs within the first 3 years of the employment agreement, the average annual performance bonus calculation will use the performance bonus earned for the completed years. Any such Separation Package payable to our NEOs is required to be paid to him or her within five days of the termination of employment.

Dr. Quartermain, upon termination without cause, would be entitled to a lump sum payment equal to either: (a) two times the base salary and two times the target bonus or (b) where there is less than two years remaining on Dr. Quartermain’s Executive Term, the base salary for the remainder of the Executive Term and a pro-rated bonus for any period for which Dr. Quartermain was not awarded a bonus up to the end of the Executive Term. The bonus shall be calculated as the sum of any actual bonus paid in the preceding two year period or the target bonus where no actual bonus in that period has been awarded at the time of calculation (the target bonus is set at $800,000). All unvested stock options, RSUs or other similar securities would immediately vest and any unpaid portion of Dr. Quartermain’s Retirement Allowance will be paid in full. Dr. Quartermain’s medical service plan, extended health and life insurance coverage will continue for the duration of the Executive Term.

On termination without cause, the following table below sets out the estimated incremental payments, payables and benefits that would be due to the NEOs, assuming termination on December 31, 2017 without cause:

Name	Base Salary ($)	Bonus ($)	Option-Based Awards (3)($)	All Other Compensation ($)	Total($)
Robert Quartermain	1,000,000	1,600,000	4,474,731	8,582,214(4)	15,656,946
Joseph Ovsenek	1,290,000(1)	1,583,200(2)	4,009,031	-	6,882,231
Tom Yip	850,000(1)	849,800(2)	3,761,493	-	5,461,293
Ken McNaughton	740,000(1)	714,067(2)	3,020,835	-	4,474,902
Michelle Romero	600,000(1)	508,200(2)	1,579,346	-	2,687,546

(1)
24 months’ base salary.
(2)
Twice the average annual performance bonus over the past three years.
(3)
Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of our shares on the TSX on December 31, 2017 ($14.34) and the exercise price of each option.
(4)
Assumes the vesting of all of Dr. Quartermain’s RSUs and is calculated based on the fair market value of our shares on the TSX on December 31, 2017 ($14.41), together with payment of his retirement allowance in full.

Termination on Change of Control

In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, our NEOs will not voluntarily leave the employ of the Company until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned. Under the terms of Dr. Quartermain’s employment agreement, on a Change of Control, Dr. Quartermain may elect to terminate his employment within 90 days of the Change of Control.

In the event that within 12 months following a Change of Control, (i) a NEO’s employment is terminated without just cause; or (ii) our NEO terminates his or her employment for Good Reason (defined as in each respective employment agreement), then the NEO will be provided the Separation Package. Our Board has the authority to cause unvested RSUs issued under the 2015 RSU Plan to become vested.

On termination without cause occurring in connection with a Change of Control or if the NEO terminates his or her employment for Good Reason, the following table below sets out the estimated incremental payments, payables and benefits that would be due to the NEOs, assuming termination on December 31, 2017 and Board approved vesting of all unvested RSUs:

Name	Base Salary ($)	Bonus ($)	Option-Based Awards (3) ($)	All Other Compensation ($)(4)	Total ($)
Robert Quartermain	1,000,000	1,600,000	4,474,731	8,582,214	15,656,946
Joseph Ovsenek	1,290,000(1)	1,583,200(2)	4,009,031	1,962,109	8,844,340
Tom Yip	850,000(1)	849,800(2)	3,761,493	1,066,023	6,527,316
Ken McNaughton	740,000(1)	714,067(2)	3,020,835	653,854	5,128,755
Michelle Romero	600,000(1)	508,200(2)	1,579,346	553,848	3,241,394

(1)
24 months’ base salary.
(2)
Twice the average annual performance bonus over the past three years, however if such termination occurs within the first 3 years of the employment agreement, the average annual performance bonus calculation will use the performance bonus earned for the completed years.
(3)
Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of our shares on the TSX on December 31, 2017 ($14.34) and the exercise price of each option.
(4)
Assumes the vesting of all RSUs and is calculated based on the fair market value of our shares on the TSX on December 31, 2017 ($14.41).

DIRECTOR COMPENSATION

Our independent director compensation is designed to attract and retain high caliber Board members and our approach to Board compensation is to be competitive with our peers, reflect best practice and take into account corporate governance trends. In 2017, comparative director compensation data from our Peer Companies was accumulated and reviewed.

The Compensation Committee reviews our Board compensation on an annual basis and recommends revisions to the compensation paid to our directors when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

For 2017, our independent directors were compensated for their services as directors through a combination of an annual retainer fee and a RSU grant. Independent directors are not compensated based on performance. Our directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company. The 2017 annual retainers were as follows:

Director	$75,000
Lead Director	$65,000
Audit Committee Chair	$40,000
Compensation Committee Chair	$40,000
Corporate Governance Committee Chair	$30,000
Sustainability & Technical Committee Chair	$30,000

Robert Quartermain and Joseph Ovsenek, our non-independent directors, are not paid for their services as directors.

The following table sets out the total compensation each director received during 2017:

Name and Position	Director Retainer	Committee Chair Retainer	Total Cash Retainer Fees earned ($)
George Paspalas Lead Director Technical Committee Chair Compensation Committee member	$140,000	$30,000	$170,000
C. Noel Dunn Director Compensation Committee Chair Corp. Governance Committee member	$75,000	$40,000	$115,000
Peter Birkey Director Corp. Governance Committee Chair Audit Committee Member	$75,000	$30,000	$105,000
Shaoyang Shen Director Audit Committee Member	$75,000	-	$75,000
Nicole Adshead-Bell Director Corp. Governance Committee member Sustainability & Technical Committee member	$75,000	-	$75,000
David Smith(1) Director Audit Committee Chair Compensation Committee member	$47,802	$25,495	$73,297
Ross Mitchell(2) Former Director Former Audit Committee Chair Former Compensation Committee member	$37,500	$20,000	$57,500
(1)
Mr. Smith was appointed to the Board on May 12, 2017 and subsequently appointed as Chair of the Audit Committee and as such, his fees were prorated for the second quarter.
(2)
Mr. Mitchell retired from the Board and as Chair of the Audit Committee on May 12, 2017.

The following table sets out all amounts of compensation provided to our non-executive directors for the year ended December 31, 2017:

Name	Fees earned ($)	Share-based awards (1) ($)	Option-based awards ($)	All other compensation ($)	Total ($)
George Paspalas	170,000	150,000	Nil	Nil	320,000
C. Noel Dunn	115,000	150,000	Nil	Nil	265,000
Peter Birkey	105,000	150,000	Nil	Nil	255,000
Shaoyang Shen	75,000	150,000	Nil	Nil	225,000
Nicole Adshead-Bell	75,000	150,000	Nil	Nil	225,000
David Smith	73,297	150,000	Nil	Nil	223,297
Ross Mitchell	57,500	-	Nil	Nil	57,500

(1)
For share-based awards, the fair value is based on the average of the market price of our Shares for the 5 days preceding the grant date. The grant date fair value of share based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

Outstanding Option-based and Share-based Awards

The following table sets out all option-based and share-based awards outstanding for each of our non-executive directors as at December 31, 2017.

Option-based awards that were granted have a price per Share based on the closing price of our Shares on the TSX on the day prior to the date of grant. Options that were awarded prior to 2017 vest one quarter every six months, commencing on the grant date and have a five year term. Options that were granted in 2017 vest one third every year on the anniversary date of the grant and have a five year term. Share-based awards that were granted in the form of RSUs vest one third every year, commencing on the first anniversary of the grant date and have a three year term.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or Payout value of Share-based awards that have not vested $(2)	Market of payout value of vested share-based awards not paid out or distributed $
George Paspalas	150,000 40,000 50,000	6.40 5.85 8.72	05/17/18 12/17/18 01/20/20	794,000 339,600 281,000	9,978(2) 11,467(3)	143,823 165,285	Nil
C. Noel Dunn	40,000	8.72	01/20/20	224,800	9,978(2) 11,467(3)	143,823 165,285	Nil
Peter Birkey	132,000 40,000	7.86 8.72	05/16/19 01/20/20	855,360 224,800	9,978(2) 11,467(3)	143,823 165,285	Nil

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1)($)	Number of Shares or units of shares that have not vested (#)	Market or Payout value of Share-based awards that have not vested $(2)	Market of payout value of vested share-based awards not paid out or distributed $
Shaoyang Shen	150,000	8.72	01/20/20	843,000	9,978(2) 11,467(3)	143,823 165,285	Nil
Nicole Adshead-Bell	150,000	8.08	10/01/20	939,000	9,978(2) 11,467(3)	143,823 165,285	Nil
David Smith	100,000	13.17	05/12/22	117,000	11,467(3)	165,285	Nil
Ross A. Mitchell	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
Calculated based on the difference of the market price of our shares on the TSX on December 31, 2017 ($14.34) and the exercise price of each option.
(2)
RSUs granted under our 2015 RSU Plan in December 2016.
(3)
RSUs granted under our 2015 RSU Plan in December 2017.
(4)
The market or payout value of the RSUs that have not vested as at December 31, 2017 is $14.41 per RSU.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of Incentive Plan Awards for each of our non-executive directors, vested or earned during the year ended December 31, 2017:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Paspalas	Nil	65,456	Nil
C. Noel Dunn	Nil	65,456	Nil
Peter Birkey	Nil	65,456	Nil
Shaoyang Shen	Nil	65,456	Nil
Nicole Adshead-Bell	231,750	65,456	Nil
David Smith	Nil	Nil	Nil
Ross A. Mitchell	Nil	65,456	Nil

(1)
This is the aggregate dollar value that would have been realized if the options had been exercised on the vesting date and assuming the director had the entire vested amount available for exercise.

Director Share Ownership Requirements

We have a Share Ownership Policy in place in order to align the interests of our non-executive directors with those of our shareholders. Each non-executive director is require to own a minimum of three (3) times the gross amount of their annual director retainer of our Shares within 3 years of becoming a director. Each non-executive director is required to maintain their minimum ownership level throughout his or her tenure as a director of the Company.

Our non-executive directors current shareholdings are detailed in their individual director biographies found under Elections of Directors commencing at page 6. All of our non-executive directors meet their shareholding requirements save for Mr. Smith who was appointed within the last year. Our non-executive independent directors have until 2020 to meet their shareholding requirements.

SECURITIES AUTHORISED FOR
ISSUANCE UNDER EQUITY COMPENSATION PLANS

We have two Equity Compensation Plans in place: the 2016 Stock Option Plan (“Stock Option Plan”) under which Options are issued and the 2015 Restricted Share Unit Plan (“RSU Plan”) under which RSUs and PSUs are issued (together, the “Plans”). The Plans each require shareholder approval every three years and were last approved at our AGM in May, 2016. The intent of the Plans are to allow us to provide a flexible mix of compensation components to attract, retain and motivate the performance of the plan participants in alignment with our success and that of our shareholders. The following is a description of the Plans, as well as specific information pertaining to each of the Stock Option Plan and the RSU Plan.

Eligibility

Options, RSUs and PSUs may be granted to any of our directors, senior officers, employees, or permitted consultants of the Company or any of our subsidiaries.

Plan Limits

The maximum number of our Shares issuable from treasury under the Plans shall not collectively exceed 10% of our issued and outstanding Shares on a non-diluted basis at any time.

We currently have 182,390,374 Shares issued and outstanding and as such, we can issue up to a total of 18,239,037 Shares under the Plans.

The total number of Shares that may be issuable to any one person under the Plans in any one year shall not exceed 5% of our issued and outstanding Shares on a non-diluted basis on the date of the grant of the options (9,119,518 Shares as of April 6, 2018).

The maximum number of Shares issuable under the Plans to insiders, together with the number of Shares issuable to such insiders under any other previously established or proposed share compensation arrangements of the Company, shall not exceed 10% of our Shares issued and outstanding on a non-diluted basis at the grant date of the options (18,239,037 Shares as of April 6, 2018).

The maximum number of Shares issuable to our insiders within any one-year period under the Plans, when taken together with the number of Shares issued to such insiders under any other previously established or proposed share compensation arrangements of the Company, shall not exceed 10% of our Shares issued and outstanding on a non-diluted basis at the end of such period (18,239,037 Shares as of April 6, 2018).

No more than 2% of the total number of our Shares issued and outstanding may be issuable to any individual insider or consultant, within a one-year period under the Plans, when taken together with the number of Shares issuable to such insider or consultant under any other previously established or proposed share compensation arrangements of the Company (3,647,807 Shares as of April 6, 2018).

No more than 1% of the total number of Shares issued and outstanding may be issuable to the non-employee directors, as a group, within a one-year period under the Plans, when taken together with the number of Shares issuable to such directors under any other previously established or proposed share compensation arrangements of the Company (1,823,903 Shares as of April 6, 2018).

Options

Grants: The Board shall determine the number of Options to be granted, the price applicable to each Option, vesting conditions and any other terms and conditions at the time of grant of each Option. The Option period of an Option commences on the date of grant and expires on the fifth anniversary of such date.

Exercise Price: The Option price of any Option shall not be less than the last daily closing price per Share on the TSX on the trading day immediately preceding the grant date of such Option. Vested Options may be exercised at any time during the applicable Option period. Options are non-transferable and non-assignable.

Tax Treatment: The Company will be responsible for withholding source deductions in respect of income taxable to the Optionee arising on exercise of the Options.

Termination: Optionees who are terminated without cause following a change of control, as defined in the Stock Option Plan, shall have 90 days from the date of such termination to exercise any vested exercisable Options granted under the Stock Option Plan. Optionees will have 60 days from the date on which their employment is terminated due to retirement, disability or redundancy, as defined in the Stock Option Plan, to exercise any Option granted to the extent that such option was exercisable and had vested on the date of such termination.

In the event of the death or disability of an optionee, any vested Option held as at the date of death is exercisable at any time up to 365 days after the date of death or disability. No Option shall be exercisable following the expiration of the applicable original option period however, if an Option expires during a period in which we have imposed a trading black-out period to restrict trades in our securities, the Option will expire ten business days after the black-out period is lifted. Options held by an individual who ceases to be employed for cause will lapse and become null and void immediately upon such termination.

If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any share received on the exercise of an Option shall be converted into the securities, property or cash which the optionee would have received upon such Business Combination if the optionee had exercised his or her Option immediately prior to the effective date of such Business Combination and the Option price shall be adjusted as may be deemed necessary or fair and equitable by the Board. If (a) because of a proposed Business Combination (such as an amalgamation, consolidation or combination with or merger with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise) the exchange or replacement of the shares or those in another company is imminent, or (b) a take-over bid to purchase all of our shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Option rights granted under the Stock Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

Amendments: Our Board may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan. In certain circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any Option without obtaining shareholder approval, provided that, in the case of any Option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee, as follows:

a)
amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b)
to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan;

c)
a change to the vesting provisions of any Option or the Stock Option Plan;

d)
amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject;

e)
a change to the termination provisions of an Option which does not result in an extension beyond the original Option period;

f)
in the case of any Option, the substitution of another award of the same or different type;

g)
in the case of any Option, such amendments or revisions to the adjustment provisions of the Stock Option Plan;

h)
amendments to the definition of change of control;

i)
the addition of a cashless exercise feature, payable in cash or our securities; and

j)
a change to the class of eligible persons that may participate under the Stock Option Plan.

In all other circumstances, we will require shareholder approval to amend the Stock Option Plan.

RSUs and PSUs

RSU Plan Limit: The aggregate equity award value, based on grant date fair value, of any grants of RSUs/PSUs that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on a grant date fair value, of any grants under any other share compensation arrangements of the Company, that may be made to a Participant who is a non-employee director for a year shall not exceed $150,000.

Grants: The Company may, from time to time, grant RSUs and/or PSUs to a participant in such numbers, at such times and on such terms and conditions, consistent with the RSU Plan, as the Board may in its sole discretion determine; provided, however, that no RSUs and/or PSUs will be granted after December 15 of a given calendar year (the “Grant Date”). RSUs and PSUs are not assignable or transferable.

Vesting: The Board shall, in its sole discretion, determine any and all conditions to the vesting of any RSUs and/or PSUs granted to a Participant, which vesting conditions may be based on either or both of: (a) the Participant's continued employment with, or provision of consulting services to, the Company or a Subsidiary; or (b) such other terms and conditions including, without limitation, certain performance criteria, as the Board may determine, provided that no such vesting condition for a RSU granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the year in respect of which the RSUs and/or PSUs were granted.

RSUs, unless otherwise determined by the Board and as specifically set out in the grant agreement, vest as to 1/3 on each of the first and second anniversaries of the Grant Date and the remaining 1/3 shall vest on the earlier of the third anniversary of the Grant Date and December 15 of the third calendar year (the “Vested RSUs”).

PSUs vest at the end of a three year period and vesting is based on the performance of the Company's TSR against the S&P / TSX Global Gold Index (“Vested PSUs”). If the Company’s relative performance is in the upper quartile of the peer benchmarked TSR, 200% of the PSUs vest. If the Company’s relative performance is at or below the 25th percentile of the peer benchmarked TSR, no PSUs vest.

Payment: The Company shall, within 15 days of the vesting date of an RSU (the “RSU Payment Date”) make a cash payment equal to the number of Vested RSUs recorded in the Participant’s account multiplied by the fair market value on the vesting date, to the Participant, less applicable withholding taxes. Any participant that is a non-employee director (other than a US taxpayer as defined under the RSU Plan) shall on the RSU Payment Date be issued from treasury and receive that number of whole Shares that is equal to the number of whole Vested RSUs recorded in the Participant’s account on the RSU Payment Date, less any applicable withholding taxes. The non-employee director must provide the Company with a cheque for any applicable withholding taxes.

The Company shall, within 15 days of the vesting date of a PSU (the “PSU Payment Date”) make a cash payment equal to the number of Vested PSUs recorded in the Participant’s account multiplied by the fair market value on the vesting date, to the Participant, less applicable withholding taxes..

The Company may, in lieu of the cash payment to the Participant, on the RSU Payment Date and/or PSU Payment Date elect to issue to the Participant that number of whole Shares that is equal to the number of whole Vested RSUs recorded in the Participant’s account on the RSU Payment Date, less any applicable withholding taxes. The Company may choose to purchase the Shares, for the settlement of a RSU, through an independent broker.

Tax Treatment: The cash amounts received on vesting by the Participant will be taken into income when vested. The Company will be entitled to a deduction for amounts paid out under the RSU Plan (i.e., when vested) and will be responsible for withholding source deductions.

Termination Date: The termination date (the “Termination Date”) is that date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or consultant, as the case may be, and, in the case of a Participant who is an employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is a consultant, the date the written contract between the consultant and the Company or any subsidiary is terminated or expires and the consultant no longer provides services thereunder.

On a Participant’s Termination Date, any RSUs/PSUs granted to such participant which have not become Vested RSUs/PSUs prior to the Termination Date shall terminate and become null and void.

Where the Participant’s Termination Date occurs as a result of disability, retirement or redundancy, any unvested RSUs/PSUs standing to the credit of such Participant that would otherwise have vested within sixty (60) days of the Participant's Termination Date shall immediately become Vested RSUs/PSUs and shall be settled within sixty (60) days after the Participant's termination.

If a Participant’s Termination Date occurs as a result of the Participant’s death, any RSUs/PSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of twelve (12) months after the Participant's Termination Date. Any Restricted Share Units granted to such Participant which have not become Vested RSUs/PSUs on or before the date that is the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such date.

In the event of a change of control or a determination by the Board that a change of control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any RSUs/PSUs, including, without limitation: (i) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the change of control becoming effective will provide each Participant with new or replacement or amended RSUs/PSUs which will continue to vest and be exercisable following the change of control on similar terms and conditions as provided in the RSU Plan; (ii) causing all or a portion of the outstanding RSUs/PSUs to become Vested RSUs/PSUs prior to the change of control; or (iii) any combination of the above.

Amendments: The Board may at any time, without further action by, or approval of, the holders of Shares, amend the RSU Plan or any RSU/PSU granted under the RSU Plan in order to:

a.
ensure that RSUs/PSUs granted under the RSU Plan will comply with any provisions respecting restricted share units or other security based compensation arrangements in the Income Tax Act (Canada) or other laws in force in any country or jurisdiction of which a Participant to whom a RSU/PSU has been granted;

b.
make amendments of a procedural or “housekeeping” nature;

c.
change the termination provisions of a RSU/PSU granted under the RSU Plan provided that the change does not entail an extension of the expiry date of the RSU beyond the original expiry date of the RSU/PSU; or

d.
suspend or terminate the RSU Plan.

Approval of the Company shareholders will be required in order to:

a.
increase the maximum number of Shares reserved for issuance under the RSU Plan;

b.
amend the determination of fair market value under the RSU Plan in respect of any RSU/PSU;

c.
extend the expiry date of any RSU/PSU beyond the original expiry date;

d.
increase any limit on grants of RSUs/PSUs to insiders;

e.
expand the circumstances under which RSUs/PSUs may be assigned or transferred as permitted by the RSU Plan;

f.
amend the class of eligible participants under the RSU Plan;

g.
amend Section 8.4 of the RSU Plan which outlines shareholder approval requirements for amendments to the RSU Plan; or

h.
grant additional powers to the Board to amend the RSU Plan or any RSU/PSU without the approval of the shareholders of the Company.

Authorized for Issuance

The following table sets out information as at December 31, 2017 with respect to the compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Percentage of Shares Outstanding	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	No. of Securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c)	Percentage of Shares Outstanding
Equity compensation plans approved by security holders	6,454,327 Options 729,064 RSUs 74,140 PSUs	3.54% 0.40% 0.04%	$9.32 n/a n/a	10,981,506(1)	6.02%
Equity compensation plans not approved by security holders	Nil	N/A	Nil	Nil	N/A

(1)
We can issue up to a combined total of 10% of our issued and outstanding Shares under our Plans which is equal to 18,233,787 Shares as at December 31, 2017.

As at December 31, 2017, if all of the outstanding Options, RSUs and PSUs were exercised or converted into Shares, the Shares which would be issued upon such exercise or conversion would total approximately 3.98% of our issued and outstanding Shares. Approximately 6.02% Shares would remain available for issuance under our Plans.

Awards Granted and Burn Rate

In accordance with the requirements of the TSX, the following table summarizes the number of security-based compensation awards granted to all of our directors, officers and employees during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Weighted Average Shares Outstanding(1)	2016 Stock Option Plan		2015 RSU Plan
		Granted	Burn Rate(2)	Granted	Burn Rate(2)
December 31, 2017	181,208,295	1,067,875	0.59%	444,612	0.25%
December 31, 2016	172,805,201	1,601,627	0.93%	352,902	0.20%
December 31, 2015	135,203,897	2,851,000	2.11%	861,344	0.64%

(1)
 Pursuant to the requirements of the TSX, the weighted average number of Shares outstanding during the period is the number of Shares outstanding at the beginning of the period, adjusted by the number of Shares bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Shares are outstanding as a proportion of the total number of days in the period.
(2)
The burn rate for a given period is calculated by dividing the number of awards granted during such period by the weighted average number of Shares outstanding during such period.

CORPORATE GOVERNANCE DISCLOSURE

Our Corporate Governance and Nominating Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2017.

As required by National Instrument 58-101 - Disclosure of Corporate Governance Practices, the following describes our corporate governance practices.

Board of Directors

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), a director is independent if he or she has no direct or indirect material relationship with us. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

The majority of our current directors are independent: C. Noel Dunn, George Paspalas, Peter Birkey, Shaoyang Shen, Nicole Adshead-Bell and David Smith. Dr. Quartermain is not independent as he is our Executive Chairman and Mr. Ovsenek is not independent as he is our President and CEO.

As Dr. Quartermain is our Executive Chairman and not independent, Mr. Paspalas was appointed as our Lead Director and in that capacity, acts as the chair of the meetings of the independent directors and as the liaison between management and the Board.

Our Board encourages open and candid discussion amongst its independent directors and as such, holds regularly scheduled and ad hoc meetings at which non-independent directors and members of management are not in attendance. In Camera sessions were held by our independent directors at each Committee meeting and at each of the seven Board meetings that were held in 2017.

In addition to their positions on our Board, the following directors also serve as directors of other reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert Quartermain	Primero Mining Corp.
George Paspalas	MAG Silver Corp.
C. Noel Dunn	Pan American Silver Corp., Ero Copper Corp.
Nicole Adshead-Bell	Dalradian Resources Inc.
David Smith	Nevsun Resources Ltd., Paramount Gold Nevada Corp.

Interlocking Boards

None of our directors currently serve together on the board of directors of any other company.

Attendance of our Directors at Board and Committee Meetings

During the year ended December 31, 2017, the Board held a total of 7 meetings. The attendance record of the directors at such meetings is as follows:

Directors	Board Meetings (7 Meetings)	Independent Director Meetings (7 Meetings)	Audit Committee Meetings (6 Meetings)	Compensation Committee Meetings (5 Meetings)	Corporate Governance & Nominating Committee (5 Meetings)	Sustainability & Technical Committee (5 Meetings)
Robert Quartermain(1)	7 of 7 100%	-	-	-	-	-
Joseph Ovsenek(1)	7 of 7 100%	-	-	-	-	-
George Paspalas	7 of 7 100%	7 of 7 100%	-	5 of 5 100%	-	5 of 5 100%
C. Noel Dunn	7 of 7 100%	7 of 7 100%		5 of 5 100%	5 of 5 100%	-

Directors	Board Meetings (7 Meetings)	Independent Director Meetings (7 Meetings)	Audit Committee Meetings (6 Meetings)	Compensation Committee Meetings (5 Meetings)	Corporate Governance & Nominating Committee (5 Meetings)	Sustainability & Technical Committee (5 Meetings)
Peter Birkey	7 of 7 100%	7 of 7 100%	6 of 6 100%	-	5 of 5 100%	-
Shaoyang Shen	7 of 7 100%	7 of 7 100%	6 of 6 100%	-	-	-
Nicole Adshead-Bell	7 of 7 100%	7 of 7 100%	-	-	5 of 5 100%	5 of 5 100%
Ross Mitchell(2)	3 of 3 100%	3 of 3 100%	2 of 2 100%	2 of 2 100%	-	-
David Smith(3)	5 of 5 100%	5 of 5 100%	4 of 4 100%	3 of 3 100%	-
Overall Attendance Rate	100%	100%	100%	100%	100%	100%
(1)
Insofar as Dr. Quartermain and Mr. Ovsenek are not members of committees, they attend all committee meetings to provide support to each committee as may be required.
(2)
Ross Mitchell did not stand for re-appointment to the Board during 2017 and attended all meetings prior to his resignation on May 12, 2017.
(3)
David Smith was appointed to the Board on May 12, 2017 and attended all meetings subsequent to his appointment.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

●
approve our strategic business plan of our vision, mission and values, prepared by management and reviewed on an annual basis;

●
monitor and measure corporate performance against strategic plans, management objectives, financial plans and quarterly budgets;

●
assist management in identifying our principal business risks of our business and oversee the implementation of appropriate systems to manage those risks;

●
review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

●
monitor the integrity of our internal controls, management information systems and our financial statements;

●
monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

●
oversee management’s implementation of environmental, community and health and safety policies and programs; and

●
oversee management in implementing the required systems and policies to manage our business in accordance with all legal and regulatory requirements and in the best interests of our shareholders.

Our Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has developed written position descriptions for each of our Executive Chairman, CEO and Lead Director. They can be found on our website at www.pretivm.com

Robert Quartermain serves as our Executive Chairman of the Board and is responsible for providing overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board and the individual directors of the Board. Dr. Quartermain is responsible to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities. Dr. Quartermain sets the Board’s agenda and presides at meetings of the Board and at meetings of the Company’s shareholders, provides oversight of the chairs of the Board’s committees and assists the committees of the Boards in bringing their recommendations forward for consideration by the Board.

Joseph Ovsenek is our CEO and the highest management authority, responsible for both developing our vision and strategy in consultation with executive management and for the day-to-day operating activities of our company. Amongst other things, Mr. Ovsenek supervises our senior executives, interacts and engages with shareholders and other major corporate stakeholders and oversees our financial management. Mr. Ovsenek works with the Vice Presidents to ensure proper policies are in place, creating short and long-term action plans, establishing budgets for these plans, monitoring their progress against milestones and goals and associated operating budget. Mr. Ovsenek provides leadership and direction to all employees and contractors. Mr. Ovsenek provides regular reports to the Executive Chairman and Lead Director on our activities and progress and provides the Board with updates as may be required on any material aspects that might influence execution on our strategy and vision.

George Paspalas serves as our Lead Director and is responsible for ensuring the Board’s agenda will enable it to successfully carry out its duties. Mr. Paspalas facilitates the functioning of the Board independently of our senior executives and provides independent leadership to the Board and to the individual directors. Mr. Paspalas works collaboratively with the Executive Chairman and the CEO with respect to Board governance and Board process and provides independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company. Mr. Paspalas provides advice, counsel and mentorship to the senior executives of the Company and fellow directors and with the Chair, works to facilitate an effective relationship between senior executives of the Company and the directors. Mr. Paspalas ensures that the independent directors have the opportunity to meet separately without non-independent directors and senior executives of the Company present, as required.

The Board also requires that each chair of a committee, among other things, ensures:

a)
effective functioning of the committee,

b)
responsibilities of the committee are well understood, and

c)
that Board functions, delegated to the committees, are carried out.

Orientation and Continuing Education

We recognize the importance of ongoing education for directors and as such, directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. Written materials published in periodicals, newspapers or by legal or accounting firms that are likely to be of interest to directors are routinely forward to directors or included as supplemental reading material in Board/Committee meeting materials.

During 2017, we held continuing education sessions for our directors which focused on providing more in-depth information about the key aspects of our business. The Board and its Committees received a number of presentations in 2017 on topics which included mine plan geology, mining, milling, gold sales and logistics, human resources, enterprise risk management, financial controls and insurance. Our directors visited Brucejack in 2017 and will do so again in 2018.

Our Board holds an annual strategy session to review and approve our strategic plan, including our vision, values and objectives. Short, medium and long-term corporate objectives, strategic risks and mitigation strategies and strategic planning meetings are held with management.

The Board is provided with a bi-weekly and a monthly report on our development and at each Board meeting, the directors are provided with an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development.

We use a secure online Board portal to provide and assist in the flow of information to our Board. All of our charters, mandates and policies are contained in the board portal, together with other resources and reports, to enable our Directors to perform more effectively. New directors are able to meet independently with fellow board members as well as management and are given an orientation session on the portal system if required.

Board members and management have access to corporate director education programs which offer courses on topics such as strategic direction & risks, financial strategy, financial essentials, audit committee effectiveness, risks & disclosure, human resources & compensation committee performance and enterprise risk oversight.

If and when a new director is added to our Board, they are given the opportunity to become familiar with us by meeting with multiple layers of our management, other directors, officers and employees and have access to outside legal counsel. Our Board portal contains all of our policies, reports and historical public disclosure for reference by a new director.

Ethical Business Conduct

Our Board advocates a high standard of ethics and integrity for our entire Company. As part of its responsibility for our stewardship, our Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements.

The Board has adopted a Code of Conduct, which has been filed on SEDAR and is available on our website at www.pretivm.com. Under our Code of Conduct, members of the Board and executive officers are required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to recuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. If the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Corporate Governance & Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code of Conduct, reviewing and updating the Code of Conduct periodically, reviewing the system that management has established to enforce the Code of Conduct and reviewing management’s monitoring of our compliance with the Code of Conduct.

Our Directors, officers and employees are required annually to acknowledge his or her respective obligations under our Code of Conduct, Whistleblower Policy, Corrupt Practices Policy, Workplace Bullying and Harassment Policy and Information Technology Use Policy (“IT Usage Policy”), all of which are described below:

Whistle Blower Policy: we have procedures in place for receiving, handling and retaining of complaints regarding improper activities including complaints relating to accounting, internal controls, auditing or other matters. As well, the Whistle Blower Policy sets out the procedures we have in place for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters.

Corrupt Practices Policy: we have a policy in place to ensure that the Company, our directors, officers, employees and contractors do not participate in the corruption of foreign public officials and to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), Foreign Corrupt Practices Act (United States) and other laws prohibiting improper payments to domestic and foreign officials.

Workplace Bullying & Harassment Policy: we promote a work environment characterized by professionalism, collegiality and cooperation. Our Workplace Bullying & Harassment Policy prohibits conduct or comment defined as bullying or harassment and we do not tolerate bullying or harassment in any interactions connected to work with the Company. The Workplace Bullying & Harassment Policy serves to assist all of our directors, officer, employees and contractors in identifying and preventing workplace bullying and harassment and provides procedures for reporting, investigating and resolving incidents and complaints.

IT Usage Policy: our IT Usage Policy covers all use of computers, servers, laptops, tablets, mobile phones, networking equipment, printers, Wi-Fi, Internet, USB drives, radios, telephones, satellite systems and similar technology (“IT Systems”) we own or that are located at our workplace sites and applies to all employees, contractors, visitors and other individuals who have access to or use of any of our IT Systems. The IT Use Policy covers appropriate use, social media, care and reporting, licensing of software and services, privacy, backups, encryption and data security.

Nomination of Directors

The Corporate Governance & Nominating Committee has the responsibility of, among other things, recommending to the Board on an annual basis nominees for election as directors for the next annual meeting of shareholders as well as nominees for appointment to committees of the Board. The Corporate Governance & Nominating Committee is composed entirely of independent directors.

The needs of the Board are analyzed when vacancies arise and the Corporate Governance & Nominating Committee is responsible to recommend nominees who meet such needs. In reviewing potential candidates, the Corporate Governance & Nominating Committee reviews the competencies of and skills of potential candidates against those that the Corporate Governance & Nominating Committee considers the Board as a whole should possess. This assessment involves the exercise of the Corporate Governance & Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.

Each of our directors was nominated to our Board for his or her respective area of expertise. By using a Board composed of experienced professionals with a wide range of financial, exploration, operational and business expertise, we ensure that the Board operates effectively and efficiently for our business.

The following skills matrix table demonstrates the skills of our current Board:

All of our directors are actively involved in their respective areas of expertise and have full access to our management.

We have a Majority Voting Policy for directors. Information on the majority voting for directors is set out in this Information Circular under the heading Election of Directors - Majority Voting for Directors.

Director Term Limits and Other Mechanisms of Board Renewal

We do not impose term limits for our directors as we feel that term limits inherently discount the value of experience and continuity on our Board and of directors with deep knowledge of the Company and our business.

Compensation of Directors

Our approach to Board compensation is competitive at the median of our peers, reflects best practice and takes into account governance trends. Comparative director compensation data for our Peer Companies is accumulated and reviewed annually by the Compensation Committee. The Compensation Committee is composed entirely of independent directors.

Assessments

Annual evaluations are conducted by the Corporate Governance & Nominating Committee. Questionnaires are completed by all directors to assess the effectiveness of the Board as a whole, of each committee, of each individual director as well as a self-evaluation.

The results are assembled by our Corporate Secretary on an anonymous basis and then reviewed by both the Corporate Governance & Nominating Committee and the Chairman. The Chairman then conducts an interview with each director to review and discuss the questionnaire results and then reports on the interviews to the Corporate Governance & Nominating Committee.

The Corporate Governance & Nominating Committee then makes a final report to the Board regarding the effectiveness of the Board and recommends improvements to be adopted and implemented.

Representation of Women on the Board and in Executive Officer Positions

Our workforce is made up of individuals of varied gender, background, skills, values and experiences. Our Diversity Policy, adopted in 2015, recognizes that a diverse and inclusive environment that values the varied perspectives of its workforce facilitates a broader exchange of ideas and leads to greater organizational strength. In order to attract and retain a diverse workforce, we are committed to providing an environment which embraces diversity and in which all employees are treated with fairness and respect and have equal opportunities available to them. Our commitment to diversity is a commitment to equality and to treating all individuals with fairness and respect.

We believe that diversity makes good sense for business and a diversified workforce and inclusive work culture enhances innovation, increases productivity and, ultimately, contributes to the achievement of our Corporate Objectives. We believe that our commitment to diversity will enable us to attract individuals with the best skills and attributes and to develop a workforce whose diversity reflects the communities in which we operate.

Our Corporate Governance & Nominating Committee is responsible for establishing measurable objectives for achieving gender diversity and annually assesses the Company’s achievement against gender diversity objectives, including the level of representation of women in all levels of the organization, including at the levels of senior management and the Board.

Gender diversity is considered when evaluating candidates for director and executive positions. Specific targets have not been set at this time as potential nominees are evaluated based on their individual merits and experience while taking into account the needs of the Company.

As at the date of this Information Circular, 1 of 8 (12.5%) of our directors is female and 1 of 5 (20%) of our NEOs are female.

Committees

The following details our Board Committees and their current members:

Audit	Compensation	Corporate Governance & Nominating	Sustainability & Technical
David Smith (Chair)	C. Noel Dunn (Chair)	Peter Birkey (Chair)	George Paspalas (Chair)
Peter Birkey	George Paspalas	C. Noel Dunn	Nicole Adshead-Bell
Shaoyang Shen	David Smith	Nicole Adshead-Bell
Nicole Adshead-Bell

Our Board recognizes that the Company has evolved from that of an exploration company to an operating company and as such, continually evaluates the need for appropriate committees and/or sub-committees. The Board also has a Finance Committee that meets on an as needed basis.

At each regularly scheduled committee meeting, the committee members hold an in camera session at which non-independent directors and members of management are not in attendance.

All committee charters are re-assessed annually by each respective committee and the full text of each of our committee charters can be found on our website at www.pretivm.com.

Audit Committee

Our Audit Committee shall consist of at least three independent directors, each of whom is financially literate as such term is defined in NI 52-110. The current members of the Audit Committee are David Smith (Chair), Peter Birkey, Shaoyang Shen and Nicole Adshead-Bell.

The Audit Committee is responsible for, amongst other things:

a)
Meeting with our CEO and CFO and our independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans;

b)
The appointment (subject to shareholder approval), compensation, retention and oversight of the work of the independent accountants engaged for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company;

c)
Reviewing, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings and all financial information and earnings guidance (including any forecast of all-in sustaining or other costs, but excluding any forward looking metal(s) production guidance) intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements; and

d)
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning, management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company

The Committee is also responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Chair of the Audit Committee will be generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

NI 52-110 requires our Audit Committee to meet certain requirements as well as requires us to disclose certain information regarding the Audit Committee. The required information has been disclosed in our Annual Information Form for the fiscal year ended December 31, 2017, dated March 28, 2018 (our “AIF”) under the headings “Audit Committee Information” and “Audit Committee Charter” (see “Additional Information” at the end of this Information Circular). Our AIF is filed on SEDAR and is available on our website.

Compensation Committee

Our Compensation Committee shall consist of at least three independent directors. The current members of the Compensation Committee are C. Noel Dunn (Chair), George Paspalas and David Smith.

The main objective of the Compensation Committee is to discharge the responsibilities of the Board relating to the compensation and benefits of our executive officers and directors. In doing so, the Compensation Committee ensures that we have an executive compensation plan that is motivational and competitive and that will attract and inspire the performance of our executive officers of a caliber that will ensure and enhance our sustainability, profitability and growth.

The Compensation Committee is responsible for, amongst other things:

a)
reviewing and approving on an annual basis our Corporate Objectives relevant to our NEOs compensation, evaluating the performance of the CEO and executive officers in light of those goals and objectives and set, or recommend to the Board, the compensation level for the CEO and executive officers based on this evaluation. In determining the long-term incentive component of CEO and executive compensation, the Committee will consider, along with such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to the executive officers in past years;

b)
reviewing and approving on an annual basis the adequacy and form of compensation and benefits of the directors, and make recommendations to the Board in that regard;

c)
making recommendations to the Board with respect to our Stock Option Plan, RSU Plan and any other incentive compensation plans and equity-based plans, including recommendations as to grants pursuant to such plans and the adoption or amendment of such plans;

d)
determining the recipients of, and the nature and size of, share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements; and

e)
reviewing all executive compensation disclosure before the Company publicly discloses this information.

The Compensation Committee has the authority to retain outside advisors to assist in the evaluation of compensation of senior management and directors and to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained.

Corporate Governance & Nominating Committee

Our Corporate Governance & Nominating Committee shall consist of at least three independent directors and serves to assist the Board in fulfilling its corporate governance oversight. The current members of the Corporate Governance & Nominating Committee are Peter Birkey (Chair), C. Noel Dunn and Nicole Adshead-Bell.

The Corporate Governance & Nominating Committee is responsible for, amongst other things:

a)
developing and recommending to the Board corporate governance policies and procedures for the Company, reviewing and assessing the adequacy of the Company’s corporate governance policies and procedures annually, and making recommendations to the Board with respect to any changes deemed appropriate;

b)
reviewing the practices and procedures of the Board in light of ongoing developments in securities law, stock exchange and regulatory requirements and industry best practices relating to corporate governance;

c)
examining the size and composition of the Board and its committees and recommend adjustments from time to time to comply with regulatory, corporate governance and disclosure requirements;

d)
identifying and assessing the necessary and desirable competencies and characteristics for Board membership and regularly assessing those competencies and characteristics, seek and identify individuals qualified to become members of the Board and recommending such nominees to the Board for appointment or election, and make recommendations with respect to membership on committees of the Board.

All members need to have a working familiarity with corporate governance practices and the Corporate Governance and Nominating Committee may form and delegate authority to a sub-committee when appropriate.

Sustainability & Technical Committee

Our Sustainability & Technical Committee shall be comprised of not less than one independent member of the Board. The current members of the Sustainability & Technical Committee are George Paspalas (Chair) and Nicole Adshead-Bell.

The purpose of the Sustainability & Technical Committee is to assist the Board in carrying out its responsibilities with respect to reviewing the Company’s sustainability matters, including environmental, health and safety and social matters, policies and programs and overseeing the Company’s performance in such areas as well as to review mining operations and production, oversee performance of mining operations and production, development and expansion programs and exploration programs and advise on business development opportunities.

The Sustainability & Technical Committee is responsible for, amongst other things:

a)
reviewing and monitoring the sustainability (including environmental, health and safety) policies, systems and activities of the Company on behalf of the Board and ensuring that the principle areas of sustainability risk and potential impacts are identified and that the Company is in compliance with applicable laws, regulations and the conditions of applicable permits and licences;

b)
reviewing quarterly and special environmental, health and safety reports prepared by management and reviewing the results of environment, health and safety audits conducted by management and outside advisors;

c)
reviewing the assumptions and methodology underpinning of the Company’s mineral reserve and mineral resource estimates and to satisfy itself that the judgement exercised was reasonable; and, if satisfactory, recommend Board approval of technical reports and annual mineral reserve and mineral resource estimates;

d)
Reviewing technical and operational matters on behalf of the Board, which includes:

i)
all production guidance (i.e. any forward looking metal(s) production guidance) intended to be provided to analysts and the public;

ii)
the annual budget and the life of mine plan for each operating mine;

iii)
significant technical risks, mitigation strategies and opportunities associated with the Company’s mines and projects; exploration, geological, mining, metallurgical and other technical issues of significant concern; and

iv.
technical merits associated with potential new projects or acquisitions.

The Sustainability & Technical Committee is also responsible for making visits, as the Committee or individually, to Brucejack and/or project sites in order to become familiar with the nature of the operations, to review relevant objectives, procedures and performances with respect to sustainability matters, and technical and operational matters; and review the scope of potential liabilities in the areas of focus of the Committee and the adequacy of the systems that are in place to manage those liabilities.

ADDITIONAL INFORMATION

Additional information can be found on the SEDAR website at www.sedar.com under “Pretium Resources Inc.”

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, copies of which have been mailed to those shareholders who requested them, and which are filed and available on SEDAR or on our website at www.pretivm.com.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations at 604-558-1784.

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

Adopted by the Board of Directors on December 19, 2010 and as amended on April 7, 2017

I.
ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.
The Board shall hold meetings on at least a quarterly basis.

4.
The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.
The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.
The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.
The Board is responsible for the Company’s communication policies, which:

(a)
address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)
contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)
are reviewed at least annually.

9.
The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.
The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)
act honestly and in good faith with a view to the best interests of the Company;

(b)
exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)
exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i)	disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

	(ii)	such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)
Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)
submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)
fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)
issue securities, except as authorized by the directors;

(d)
issue shares of a series, except as authorized by the directors;

(e)
declare dividends;

(f)
purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)
approve a management proxy circular, take-over bid circular or directors’ circular;

(i)
approve financial statements to be put before an annual meeting of shareholders; and

(j)
adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. There are currently four committees of the Board: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Sustainability and Technical Committee. Each committee has a charter approved by the Board.

II.
COMPOSITION

1.
From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.
The Board should, as a whole, have the following competencies and skills:

(a)
knowledge of the mining industry;

(b)
knowledge of current corporate governance standards;

(c)
technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)
financial and accounting expertise.

III.
PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.
The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.
The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.
The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.
The Board shall institute procedures for receiving shareholder feedback.

7.
The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.
The non-management directors shall meet at least twice yearly without any member of management being present.

9.
The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)
the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)
the approval of the annual budget;

(c)
any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)
entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)
the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)
the creation of subsidiaries;

(g)
the creation of new Company bank accounts;

(h)
payment of dividends;

(i)
proxy solicitation material;

(j)
projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)
any material change to the business of the Company;

(l)
the appointment of members on any committee of the Board;

(m)
capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)
entering into any professional engagements where the fee is likely to exceed CAD$1,000,000 outside of the annual budget.

(o)
entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$1,000,000 outside the annual budget;

(p)
entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)
the appointment or discharge of any senior officer of the Company;

(r)
entering into employment contracts with any senior officers; and

(s)
initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committees, shall develop position description for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

A-4